

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 13, 2009

Cheryl A. Dragoo
Assistant Treasurer
Bowl America
6446 Edsall Road
Alexandria, Virginia 22312

RE: Bowl America Incorporated
        Form 10-K for the fiscal year ended June 29, 2008, Form 10-K/A
        filed December 24, 2008 and Schedule 14A filed October 27, 2008
        File No. 001-07829

Dear Ms. Dragoo:

        We have reviewed your filing and have the following comment. Where indicated,
we think you should revise your document in response to this comment. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In this comment,
we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Executive Compensation, page 4

1. We note your response to comment two of our letter dated November 24, 2008
    and reissue. The payment made to Mr. Goldberg was calculated based on the
    company attaining a specific performance target and does not appear to be
    discretionary. Please provide a more detailed analysis as to why you believe that
    the additional payment which Mr. Goldberg receives if the company's annual net
    income prior to taxes exceeds 2.5M is properly characterized as a bonus rather

than a non-equity incentive award. Alternatively**,** please confirm that in future filings you will report such payments in the non-equity incentive compensation plan column, and include qualitative and quantitative disclosure regarding the incentive plan, including disclosure of all performance targets. Please refer to the staff's guidance related to executive compensation disclosure, including Question 119.02 of the staff's *Compliance and Disclosure Interpretations (Updated 7/3/08)* at www.sec.gov.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor